Mail Stop 3561

April 6, 2009

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

>   **Re: Good Times Restaurants, Inc.**
>   **Form 10-K for the year ended September 30, 2008**
>   **Filed December 29, 2008**
>   **File No. 0-18590**

Dear Mr. Hoback:

We have reviewed your response letter dated March 20, 2009, in response to our letter dated February 19, 2009, and have the following additional comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended September 30, 2008

Consolidated Balance Sheets,

1. We have reviewed your response to our prior comment number 5 but are unclear as to why the Company did not believe an updated impairment analysis with respect to the Company's long-lived assets was required at December 31, 2008. In this regard, we note from your Form 10-Q for the quarter ended December 31, 2008 that the Company's restaurant sales and franchise revenues both declined during the quarter ended December 31, 2008 as compared to the comparable period of the prior year resulting in a significant increase in the Company's loss from operations and net loss during the quarter ended December 31, 2008 as compared to the prior year. These declining revenue and net earnings trends,

coupled with the dramatic decline in consumer spending, the unprecedented rise in commodity costs and the upheaval in the credit markets which existed during the quarter ended December 31, 2008 as discussed on page 7 of your Form 10-Q for the quarter ended December 31, 2008, as well as the fact that the Company's market capitalization continued to decline during the quarter ended December 31, 2008, are all factors which indicate an updated impairment analysis should be performed with regards to your long-lived assets as of December 31, 2008 pursuant to the guidance in paragraph 8 of SFAS No.144. Please complete an updated impairment analysis with regards to the Company's long-lived assets and provide us with the results of your updated analysis. We may have further comment upon review of your response.

2. Assuming a satisfactory response to the above comment, please expand your critical accounting policies discussion in future filings to explain the methods and significant assumptions that were used in preparing your impairment analysis with regards to your long-lived assets. Furthermore, we continue to believe that MD&A should also be revised to include a discussion of why management believes that its market capitalization as indicated by the current trading prices of the Company's common shares, is significantly less than the Company's book value of its net assets.

Consolidated Statements of Cash Flows

3. We note from your response to our prior comment number 7 that the $747,000 of gross proceeds from sale leaseback transactions reflected in your consolidated statement of cash flows for the fiscal year ended September 30, 2008 represents the transaction described in your response to our prior comment number 4. Please explain why the amount reflected in your consolidated statement of cash flows for 2008 of $747,000 is less than the gross proceeds from the sale leaseback transaction discussed in your response to our prior comment number 4 of $849,000.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Ms. Susan M. Knutson, Controller
(303) 427-4470